

October 20, 2022

Janet H. Zelenka
Executive Vice President and Chief Financial Officer
Stericycle, Inc.
2355 Waukegan Road
Bannockburn, IL 60015

      Re: Stericycle, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Response dated October 3, 2022
          File No. 001-37556

Dear Janet H. Zelenka:

      We have reviewed your October 3, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

Response dated October 3, 2022

Risk Factors, page 20

1.   We note your response to prior comment 1 indicating that technology risks are disclosed in a risk factor relating to competition and your response stating that the new or alternative technologies employed by competitors "may include technologies intended to reduce the carbon emissions attributable to the services offered by the Company and its competitors." Consistent with our prior comment, please revise your disclosure to specifically address the impact that climate change related technological developments may have on your operations and business.

      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation